UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025.

Commission File Number: 333-253466

Ayr Wellness Inc.

(Exact Name of Registrant as Specified in Charter)

2601 South Bayshore Drive, Suite 900, Miami, FL, 33133
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXPLANATORY NOTE

Ayr Wellness Inc. is amending its report on Form 6-K furnished to the Securities and Exchange Commission on August 8, 2025 (the “Original Form 6-K”) to replace Exhibit 99.2 to the Original Form 6-K. This Amendment No. 1 on Form 6-K/A (this “Amendment No. 1”) is being furnished solely to correct typographical errors contained in Exhibit 99.2 to the Original Form 6-K.

All other information included in the Original Form 6-K remains unchanged. The corrected Exhibit 99.2 is submitted with this Amendment No. 1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AYR WELLNESS INC.
(Registrant)

Date:	August 18, 2025	By:	/s/ Donna Granato
		Name:	Donna Granato
		Title:	Interim Chief Financial Officer

EXHIBIT INDEX

99.2	Restructuring Support Agreement